Contato

www.linkedin.com/in/derek-siegel-28625190 (LinkedIn)

Principais competências

Microsoft Office
Microsoft Excel
Microsoft Word

Languages

Portuguese (Full Professional)
English (Native or Bilingual)

Honors-Awards

Nominated Speaker

Derek Siegel

Co-Founder & CEO at Mav Farm
Los Angeles, Califórnia, Estados Unidos

Resumo

Art, TV, Aliens, and dApps

www.derek.rodeo

Experiência

Mav Farm

Co-Founder & CEO
dezembro de 2016 - Present (6 anos 5 meses)
Greater Los Angeles Area

Our mission is to free the universes' art

Impact Global Media

Associate, Business Development
outubro de 2015 - julho de 2016 (10 meses)
Greater Los Angeles Area

Advise (strategy and business development) companies in areas of programming, windowing, increased footprint, OTT, skinny bundle syndication, global releases, rights management, direct to consumer, etc.

Research and analyze current and future business opportunities - including TV and Film products in the digital distribution space, including, where appropriate - AVOD, SVOD, TVOD, EST, Manufacture On Demand, Direct To Consumer, Virtual and Augmented Reality, etc.

Support and review content acquisition negotiations as well as "rights out" licensing agreements

IGM works with diversified clients in many different areas of the digital media marketplace - from rights management technology solutions, content rights holders, hardware and software ecosystem distributors, production companies, etc. Deal executions include digital distribution (DirecTV, iNDemand, Google, Amazon, Apple), skinny bundles (Sony PSN Vue service), content sales

(Gravitas Ventures, Highland Film Group), etc. Client examples include Cinehost, Kaleidescape, VRTIFY, Mar Vista Entertainment, Rightsline, K2 Communications, Spitfire Studios, WellGo USA, etc.

Formação acadêmica

University of California, Santa Barbara

Bachelor's Degree, Film and Media Studies · (2011 - 2015)

Universidade do Sul de Santa Catarina

Portuguese, Economics, Photography · (2014 - 2014)